Exhibit 99.1

AMENDMENT TO ARRANGEMENT AGREEMENT

This amendment (the “Amendment”) is made as of the 16th day of January, 2024,

BETWEEN:

CEAPRO INC., a corporation existing under the federal laws of Canada (“Ceapro”);

AND:

AETERNA ZENTARIS INC., a corporation existing under the federal laws of Canada (“Aeterna Zentaris”)

WHEREAS Ceapro and Aeterna Zentaris (the “Parties”) entered into an arrangement agreement dated December 14, 2023 (the “Arrangement Agreement”) setting out the terms and conditions of a plan of arrangement (as amended from time to time, the “Plan of Arrangement”) which provides for, among other things, and subject to the terms and conditions thereof (i) the acquisition by Aeterna Zentaris of all of the issued and outstanding common shares in the share capital of Ceapro (the “Shares”) from the shareholders of Ceapro (the “Shareholders”), which Shares will be exchanged for common shares of Aeterna Zentaris (the “Aeterna Zentaris Shares”) at the exchange ratio (the “Exchange Ratio”) set forth in the Arrangement Agreement, and (ii) the replacement of each of the outstanding options to purchase Shares granted under or otherwise subject to the 2023 amended and restated stock option plan of the Corporation approved by the Shareholders on June 6, 2023, as amended from time to time, for replacement options allowing their holders to acquire Aeterna Zentaris Shares on similar terms, as adjusted by the Exchange Ratio, by way of a statutory plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, a copy of which is attached as Schedule A to the Arrangement Agreement;

AND WHEREAS on the date hereof the Parties wish to amend the Plan of Arrangement in accordance with Section 5.01(a) of the Plan of Arrangement;

NOW THEREFORE THIS AMENDMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

1. Amended and Restated Plan of Arrangement

The Parties hereby agree to replace the Plan of Arrangement in its entirety by the amended and restated Plan of Arrangement attached hereto as Schedule A.

2. General

The Parties hereby confirm that the Arrangement Agreement remains in full force and effect, unamended, other than as provided in Section 1 hereof.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF this Amendment has been executed by the Parties as of the date first above written.

CEAPRO INC.

By:	/s/ Ronald W. Miller
Name:	Ronald W. Miller
Title:	Chair of the Board of Directors

AETERNA ZENTARIS INC.

By:	/s/ Carolyn Egbert
Name:	Carolyn Egbert
Title:	Chair of the Board of Directors

SCHEDULE a

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

Article 1
DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

In this Plan of Arrangement, any capitalized term used herein and not defined in this Section 1.01 shall have the meaning ascribed thereto in the Arrangement Agreement. Unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Aeterna Zentaris” means Aeterna Zentaris Inc., a corporation existing under the federal laws of Canada.

(b)	“Aeterna Zentaris Adjusted Warrants” means the outstanding warrants to purchase Aeterna Zentaris Shares, as set forth in the Aeterna Zentaris Disclosure Letter, to whom the holders of which will be issued Aeterna Zentaris New Warrants pursuant to the terms and conditions of the Aeterna Zentaris New Warrant Agreement.

(c)	“Aeterna Zentaris Disclosure Letter” means the disclosure letter executed by Aeterna Zentaris and delivered to Ceapro on the date hereof in connection with the execution of the Arrangement Agreement.

(d)	“Aeterna Zentaris New Warrant Agreement” means the agreement to be entered into between Aeterna Zentaris and the Aeterna Zentaris Warrant Agent with respect to the issuance of the Aeterna Zentaris New Warrants.

(e)	“Aeterna Zentaris New Warrants” means the warrants to purchase Aeterna Zentaris Shares at an exercise price of $0.01 per Aeterna Zentaris Share at any time on or before the third anniversary of the Effective Date to be issued to the Aeterna Zentaris Shareholders and the holders of Aeterna Zentaris Adjusted Warrants immediately prior to the Effective Time pursuant to the terms and conditions of the Aeterna Zentaris New Warrant Agreement.

(f)	“Aeterna Zentaris Shareholders” means the holders of Aeterna Zentaris Shares.

(g)	“Aeterna Zentaris Shares” means the common shares in the authorized share structure of Aeterna Zentaris, as currently constituted.

(h)	“Aeterna Zentaris Stock Option Plans” means the 2018 Long-Term Incentive Plan and the 2016 Second Amended and Restated Stock Option Plan of Aeterna Zentaris, as amended from time to time.

(i)	“Aeterna Zentaris Warrant Agent” means Computershare Trust Company of Canada, appointed as warrant agent for the Aeterna Zentaris New Warrants pursuant to the terms of the Aeterna Zentaris New Warrant Agreement.

(j)	“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, variations or modifications thereto in accordance with the terms of the Arrangement Agreement and Section 5.01 of this Plan of Arrangement or at the direction of the Court in the Interim Order, the Final Order, or otherwise provided that any such amendments, variations or modifications are consented to by Ceapro and Aeterna Zentaris, each acting reasonably.

(k)	“Arrangement Agreement” means the arrangement agreement dated as of December 14, 2023, as amended on January 16, 2024, between Aeterna Zentaris and Ceapro, as the same may be further amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

(l)	“Arrangement Resolution” means the special resolution approving the Arrangement to be considered and, if thought advisable, passed by the Ceapro Securityholders at the Ceapro Meeting, substantially in the form attached as Schedule B to the Arrangement Agreement.

(m)	“Articles of Arrangement” means the articles of arrangement of Ceapro in connection with the Arrangement and required under Subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been granted, which shall include this Plan of Arrangement, with any modifications as may be acceptable to Ceapro and Aeterna Zentaris, each acting reasonably, and be in form and content satisfactory to Ceapro and Aeterna Zentaris, each acting reasonably.

(n)	“Business Day” means any day, other than a Saturday, a Sunday or any day on which it is a civic holiday in or on which major banking institutions in (i) Montreal, Quebec, (ii) Toronto, Ontario, (iii) Edmonton, Alberta or (iv) New York, New York are required by Law to be closed for business.

(o)	“CBCA” means the Canada Business Corporations Act.

(p)	“Ceapro” means Ceapro Inc., a corporation existing under the federal laws of Canada.

(q)	“Ceapro Disclosure Letter” means the disclosure letter executed by Ceapro and delivered to Aeterna Zentaris on the date hereof in connection with the execution of the Arrangement Agreement.

(r)	“Ceapro Meeting” means the special meeting of Ceapro Securityholders, including any adjournment or postponement thereof in accordance with the Arrangement Agreement and the Interim Order, to be called and held to consider and, if thought advisable, approve the Arrangement Resolution, and for any other purpose as may be set out in the Ceapro Circular.

(s)	“Ceapro Option In-The Money Amount” in respect of a Ceapro Option, means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the aggregate Ceapro Shares that a holder is entitled to acquire on exercise of such Ceapro Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Ceapro Shares.

(t)	“Ceapro Optionholders” means the holders of Ceapro Options.

(u)	“Ceapro Options” means the outstanding options to purchase Ceapro Shares granted under or otherwise subject to the Ceapro Stock Option Plan, as set forth in the Ceapro Disclosure Letter.

(v)	“Ceapro Securities” means, collectively, the Ceapro Shares and the Ceapro Options.

(w)	“Ceapro Securityholders” means the holders of Ceapro Securities.

(x)	“Ceapro Shareholders” means the holders of Ceapro Shares.

(y)	“Ceapro Shares” means the common shares in the authorized share capital of Ceapro, as currently constituted.

(z)	“Ceapro Stock Option Plan” means the 2023 amended and restated stock option plan of Ceapro approved by the Ceapro Shareholders on June 6, 2023, as amended from time to time.

(aa)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA giving effect to the Articles of Arrangement and this Plan of Arrangement in accordance with Section 262 of the CBCA.

(bb)	“Code” means the United States Internal Revenue Code of 1986.

(cc)	“Consideration” means the consideration to be received by the Ceapro Shareholders pursuant to this Plan of Arrangement in exchange for their Ceapro Shares, consisting of such number of Aeterna Zentaris Shares as is equal to the Exchange Ratio multiplied by the number of Ceapro Shares being exchanged.

(dd)	“Court” means the Court of King’s Bench of Alberta.

(ee)	“Depositary” means Computershare Trust Company of Canada or such other depositary as may be agreed upon by the Parties, each acting reasonably.

(ff)	“Director” means the Director appointed pursuant to Section 260 of the CBCA.

(gg)	“Dissent Rights” has the meaning ascribed thereto in Section 3.01 of this Plan of Arrangement.

(hh)	“Dissenting Shareholder” means a registered holder of Ceapro Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

(ii)	“DRS Advice” means a Direct Registry System Advice.

(jj)	“Effective Date” means the date shown on the Certificate of Arrangement.

(kk)	“Effective Time” means 12:01 a.m. (Edmonton time) on the Effective Date.

(ll)	“Exchange Ratio” means 0.09439 of an Aeterna Zentaris Share for each Ceapro Share.

(mm)	“Final Order” means the final order of the Court approving the Arrangement pursuant to Section 192 of the CBCA after a hearing upon the fairness of the terms and conditions of the Arrangement, which shall include such terms as may be necessary or appropriate to give effect to this Plan of Arrangement, as such order may be amended, modified or varied by the Court at any time prior to the Effective Date (or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal), in a form acceptable to Ceapro and Aeterna Zentaris, each acting reasonably.

(nn)	“Former Ceapro Shareholders” means the holders of Ceapro Shares immediately prior to the Effective Time.

(oo)	“Intended U.S. Tax Treatment” has the meaning ascribed thereto in Section 2.07 of this Plan of Arrangement.

(pp)	“Interim Order” means the interim order of the Court pursuant to Section 192(4) of the CBCA made in connection with the Arrangement in a form acceptable to Ceapro and Aeterna Zentaris, each acting reasonably, providing for, among other things, the calling and holding of the Ceapro Meeting, as the same may be amended, supplemented or varied by further order of the Court, with the consent of Ceapro and Aeterna Zentaris, each acting reasonably.

(qq)	“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules (including the rules and regulations of any stock or securities exchange or quotation system), regulations, principles of common law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any governmental entity, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, assets, property or securities.

(rr)	“Letter of Transmittal” means the letter of transmittal to be sent to registered Ceapro Shareholders for use in connection with the Arrangement.

(ss)	“Liens” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance, adverse right or claim, pre-emptive right or right of first refusal other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

(tt)	“Parties” means Ceapro and Aeterna Zentaris and “Party” means either of them.

(uu)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the terms of the Arrangement Agreement or Section 5.01 of this Plan of Arrangement or made at the direction of the Court with the consent of Ceapro and Aeterna Zentaris, each acting reasonably.

(vv)	“Replacement Option” means an option to purchase Aeterna Zentaris Shares granted by Aeterna Zentaris in exchange for Ceapro Options at the Effective Time pursuant to Section 2.04(a) of this Plan of Arrangement.

(ww)	“Replacement Option In-The-Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the aggregate Aeterna Zentaris Shares that a holder is entitled to acquire on exercise of the Replacement Option immediately after the Effective Time exceeds the aggregate exercise price to acquire such Aeterna Zentaris Shares.

(xx)	“Tax Act” means the Income Tax Act (Canada).

(yy)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

(zz)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein shall have the same meaning herein as in the CBCA unless the context otherwise requires.

Section 1.02 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or paragraph by number or letter or both refer to the Article, Section or paragraph, respectively, bearing that designation in this Plan of Arrangement.

Section 1.03 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing gender include all genders and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04 Date for any Action

Unless otherwise expressly stated, if the date on or by which any action is required or permitted to be taken hereunder by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Section 1.05 Statutory References

Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.06 Currency

Unless otherwise stated, all references herein to sums of money are expressed in lawful money of the United States and “$” or “USD$” refers to United States dollars.

Section 1.07 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings taken in connection with the Plan of Arrangement shall be subject to the exclusive jurisdiction of the Court.

Article 2
ARRANGEMENT

Section 2.01 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, and forms part of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

Section 2.02 Binding Effect

This Plan of Arrangement constitutes an arrangement as referred to in section 192 of the CBCA. The Arrangement will become effective at, and be binding at and after, the times referred to in Section 2.04 of this Plan of Arrangement on: (i) Ceapro; (ii) Aeterna Zentaris (iii) all Ceapro Securityholders (including Dissenting Shareholders); and (iv) the Depositary, without any further act or formality required on the part of any person, except as expressly provided herein.

Section 2.03 Prior Issuance of Aeterna Zentaris New Warrants

Immediately prior to the Effective Date and not through the effect of the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, Aeterna Zentaris shall issue 2,534,424 Aeterna Zentaris New Warrants to the holders of Aeterna Zentaris Shares and the holders of Aeterna Zentaris Adjusted Warrants.

Section 2.04 Arrangement

The following events shall occur and shall be deemed to occur sequentially as set out below, and, except as otherwise set forth herein, without any further authorization, act or formality, in each case, unless stated otherwise, effective as at two-minute intervals starting at the Effective Time (unless otherwise indicated):

(a)	each Ceapro Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall cease to represent an option or other right to acquire Ceapro Shares and shall, without any further act or formality by or on behalf of the holder thereof, be exchanged by the holder thereof for a Replacement Option to acquire from Aeterna Zentaris such number of Aeterna Zentaris Shares equal to the product of: (A) that number of Ceapro Shares that were issuable upon exercise of such Ceapro Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Aeterna Zentaris Share on any particular exercise of Replacement Options, then the number of Aeterna Zentaris Shares otherwise issued shall be rounded down to the nearest whole number of Aeterna Zentaris Shares. The exercise price per Aeterna Zentaris Share subject to a Replacement Option shall be an amount equal to the quotient of: (A) the exercise price per Ceapro Share subject to each such Ceapro Option immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. All other terms and conditions of a Replacement Option, including the term to expiry, vesting requirements, conditions to and manner of exercising, will be subject to and in accordance with the Aeterna Zentaris Stock Option Plans, as the same may be amended from time to time, and the rules and regulations of the TSX and Nasdaq. Notwithstanding any of the foregoing, in respect only of Ceapro Optionholders whom are resident in Canada (within the meaning of the Tax Act) or who received their Ceapro Options in respect of the performance of duties of an office or employment in Canada (for the purposes of the Tax Act), it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Ceapro Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Ceapro Option In-The-Money Amount in respect of the Ceapro Option for which it is exchanged, then the exercise price per Aeterna Zentaris Share of such Replacement Option will be increased accordingly by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Ceapro Option In-The-Money Amount in respect of such Ceapro Option. It is further intended that each Ceapro Option that is held by a holder who is subject to taxation in the United States will be exchanged for a Replacement Option in a manner compliant with Section 409A of the Code and further that if such Ceapro Option is an “incentive stock option” (as defined in Section 422 of the Code) in a manner compliant with Section 424 of the Code, and this Section 2.04(a) will be construed consistently with such intent;

(b)	subject to Section 3.01 of this Plan of Arrangement, each Ceapro Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall, without any further act or formality by or on behalf of the Dissenting Shareholder, be deemed to be assigned and transferred by the Dissenting Shareholder to Ceapro in consideration for a debt claim against Ceapro for the amount determined under Article 3 of this Plan of Arrangement, and:

(i)	such Dissenting Shareholder shall cease to be the holder thereof and shall cease to have any rights as a Ceapro Shareholder other than the right to be paid the fair value of such Ceapro Shares in accordance with this Plan of Arrangement;

(ii)	the name of each Dissenting Shareholder shall be removed as the holder of such Ceapro Shares from the register of Ceapro Shareholders as of the Effective Time;

(iii)	each Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to assign and transfer such Ceapro Share in accordance with this Section 2.04(b) of this Plan of Arrangement; and

(iv)	Aeterna Zentaris shall be deemed to be the transferee of such Ceapro Shares free and clear of all Liens and shall be entered in the register of holders of the Ceapro Shares maintained by or on behalf of Ceapro; and

(c)	each Ceapro Share held by a Ceapro Shareholder (other than Ceapro Shares held by Dissenting Shareholders) shall, without any further act or formality by or on behalf of the Ceapro Shareholders, be deemed to be assigned and transferred by the holder thereof to Aeterna Zentaris in exchange for the Consideration, and:

(i)	such Ceapro Shareholder shall cease to be the holder thereof and shall cease to have any rights as a Ceapro Shareholder other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(ii)	the name of each Ceapro Shareholder shall be removed as the holder of such Ceapro Shares from the register of Ceapro Shareholders as of the Effective Time;

(iii)	each Ceapro Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to assign and transfer such Ceapro Share in accordance with this Section 2.04(c) of this Plan of Arrangement; and

(iv)	Aeterna Zentaris shall be deemed to be the transferee of such Ceapro Shares free and clear of all Liens and shall be entered in the register of holders of the Ceapro Shares maintained by or on behalf of Ceapro.

Section 2.05 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 2.06 No Fractional Consideration

No fractional Aeterna Zentaris Shares shall be issued to Former Ceapro Shareholders under this Plan of Arrangement. The number of Aeterna Zentaris Shares to be issued to Former Ceapro Shareholders shall be rounded down to the nearest whole Aeterna Zentaris Share in the event that a Former Ceapro Shareholder is entitled to a fractional share without any additional compensation in lieu of such fractional share.

Section 2.07 U.S. Tax Matters

For U.S. federal (and applicable state and local) income tax purposes, (i) the Arrangement is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Arrangement Agreement and this Plan of Arrangement are intended to constitute a “plan of reorganization” within the meaning of the United States Treasury Regulation Section 1.368-2(g) (clauses (i) and (ii), collectively, the “Intended U.S. Tax Treatment”). The Parties (i) agree to report consistently with the Intended U.S. Tax Treatment on their income tax returns, and to not take any position for applicable income tax purposes (whether in the conduct of an audit, preparation of tax returns, or otherwise; provided that such position shall not preclude a Party from settling or otherwise resolving an audit) that is inconsistent therewith and (ii) agree to not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from being treated inconsistently with the Intended U.S. Tax Treatment.

Article 3
DISSENT RIGHTS

Section 3.01 Dissent Rights

Each registered holder of Ceapro Shares may exercise dissent rights with respect to Ceapro Shares held by such Dissenting Shareholder (“Dissent Rights”), in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.01; provided that, notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Section 190(5) of the CBCA must be received by Ceapro not later than 48 hours (excluding Saturday, Sundays and statutory holidays in Edmonton, Alberta) prior to the Ceapro Meeting. Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 3.01, shall be deemed to have transferred all Ceapro Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to Ceapro, as provided in Section 2.04(b) of this Plan of Arrangement and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for its Ceapro Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Section 2.04 of this Plan of Arrangement (other than Section 2.04(b)); (ii) will be entitled to be paid the fair value of such Ceapro Shares by Ceapro; which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Ceapro Shares; or

(b)	ultimately is not entitled, for any reason, to be paid fair value for such Ceapro Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Ceapro Shares and shall be entitled to receive only the Consideration contemplated by Section 2.04(c) of this Plan of Arrangement that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

Section 3.02 Recognition of Dissenting Shareholders

(a)	In no circumstances shall Aeterna Zentaris, Ceapro or any other person be required to recognize a person exercising Dissent Rights unless such person was the registered holder of those Ceapro Shares on the record date in respect of which such Dissent Rights are sought to be exercised.

(b)	In no circumstances shall Aeterna Zentaris, Ceapro or any other person be required to recognize any such holders as holders of Ceapro Shares after the completion of the transfer under Section 2.04(b) of this Plan of Arrangement, and each Dissenting Shareholder will cease to be entitled to the rights of a Ceapro Shareholder in respect of Ceapro Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the register of Ceapro Shareholders shall be amended to reflect that such former holder is no longer the holder of such Ceapro Shares as of and from the Effective Time.

(c)	In addition to any other restrictions under Section 190 of the CBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Ceapro Option; and (ii) any Ceapro Shareholder who votes or has instructed a proxyholder to vote such Ceapro Shareholder’s Ceapro Shares in favour of the Arrangement Resolution (but only in respect of such Ceapro Shares).

Article 4
DELIVERY OF AETERNA ZENTARIS SHARES

Section 4.01 Delivery of Aeterna Zentaris Shares

(a)	Following the receipt of the Final Order and prior to the Effective Date, Aeterna Zentaris shall deliver or arrange to be delivered to the Depositary, certificate(s) or other evidence of ownership representing the aggregate number of Aeterna Zentaris Shares to satisfy the Consideration required to be issued to Former Ceapro Shareholders in accordance with the provisions of Section 2.04 of this Plan of Arrangement (other than the Dissenting Shareholders).

(b)	Upon surrender to the Depositary for cancellation of a certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Ceapro Shares that were transferred pursuant to Section 2.04(c) of this Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, such Former Ceapro Shareholder shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificates or DRS Advices representing the Aeterna Zentaris Shares that the Former Ceapro Shareholder is entitled to receive in accordance with Section 2.04 of this Plan of Arrangement. After the Effective Time, the Depositary shall cause the Consideration to be delivered to the Former Ceapro Shareholder as instructed by such holder in the Letter of Transmittal.

(c)	After the Effective Time and until surrendered for cancellation as contemplated by Section 4.01(b) of this Plan of Arrangement, each certificate or DRS Advice, if any, that immediately prior to the Effective Time represented one or more Ceapro Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice, if any, is entitled to receive in accordance with Section 2.04 of this Plan of Arrangement.

(d)	For greater certainty, none of the holders of Ceapro Options shall be entitled to receive any consideration with respect to such Ceapro Options other than consideration such holder is entitled to receive in accordance with Section 2.04(a) of this Plan of Arrangement.

Section 4.02 Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Ceapro Shares that were exchanged for Aeterna Zentaris Shares in accordance with Section 2.04 of this Plan of Arrangement, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate or DRS Advice representing the Aeterna Zentaris Shares that such holder is entitled to receive in accordance with Section 2.04 of this Plan of Arrangement. When authorizing such delivery of certificates or DRS Advice representing Aeterna Zentaris Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates or DRS Advice representing such Aeterna Zentaris Shares is to be delivered shall, as a condition precedent to the delivery of such Aeterna Common Zentaris Shares, give a bond satisfactory to Aeterna Zentaris and the Depositary in such amount as Aeterna Zentaris and the Depositary may reasonably direct, or otherwise indemnify Aeterna Zentaris and the Depositary in a manner satisfactory to Aeterna Zentaris and the Depositary, each acting reasonably, against any claim that may be made against Aeterna Zentaris or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.03 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Aeterna Zentaris Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate or DRS Advice that, immediately prior to the Effective Time, represented outstanding Ceapro Shares unless and until the holder of such certificate or DRS Advice shall have complied with the provisions of Section 4.01 or Section 4.02 of this Plan of Arrangement. Subject to applicable law and to Section 4.04 of this Plan of Arrangement, at the time of such compliance, there shall, in addition to the delivery of certificates or DRS Advice representing Aeterna Zentaris Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Aeterna Zentaris Shares.

Section 4.04 Adjustment to Share Consideration

The number of Aeterna Zentaris Shares, if any, that a Ceapro Shareholder is entitled to receive as Consideration pursuant to Section 2.04(c) of this Plan of Arrangement shall be adjusted to reflect fully the effect of any share split, reverse split or split dividend (including any dividend or distribution of securities convertible into Aeterna Zentaris Shares), consolidation, reorganization, recapitalization or other similar change with respect to Aeterna Zentaris Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time; provided, however, for the avoidance of doubt, no adjustment shall be made as a result of the issuance of Aeterna Zentaris New Warrants or any Aeterna Zentaris Shares issuable upon the exercise thereof.

Section 4.05 Withholding Rights

Aeterna Zentaris, Ceapro and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any Former Ceapro Shareholders such amounts as Aeterna Zentaris, Ceapro or the Depositary may be required or permitted to deduct and withhold therefrom under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate taxation authority. To the extent the amount required to be deducted or withheld from any consideration payable or otherwise deliverable to any person hereunder exceeds the amount of cash consideration, if any, otherwise payable to the person, any of Aeterna Zentaris, Ceapro or the Depository is hereby authorized to sell or otherwise dispose of any non-cash consideration payable to the person as is necessary to provide sufficient funds to Aeterna Zentaris, Ceapro or the Depository, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and Aeterna Zentaris, Ceapro and the Depository shall notify such person and remit to such person any unapplied balance of the net proceeds of such sale. If any withholding Tax is assessed against and paid by Aeterna Zentaris, Ceapro or the Depositary, then the Former Ceapro Shareholders in respect of which such deduction or withholding should have been made will indemnify and hold harmless such withholding agent from and against such Tax, but only to the extent such Former Ceapro Shareholders actually received the amount that should have been deducted or withheld.

Section 4.06 U.S. Securities Laws Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Aeterna Zentaris Shares issued to Ceapro Shareholders in exchange for Ceapro Shares and all Replacement Options issued to Ceapro Optionholders in exchange for Ceapro Options pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

Section 4.07 Extinction of Rights

To the extent that a Former Ceapro Shareholder shall not have complied with the provisions of Section 4.01 or Section 4.02 of this Plan of Arrangement on or before the date that is six years after the Effective Date, then the certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Ceapro Shares held by such Former Ceapro Shareholder shall cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against Ceapro, Aeterna Zentaris, the Depositary or any other person. On such date, the Consideration to which such Former Ceapro Shareholder would otherwise have been entitled to receive, together with any distributions or dividends such holder would otherwise have been entitled to receive shall be deemed to have been surrendered for no consideration to Aeterna Zentaris. Neither Ceapro nor Aeterna Zentaris will be liable to any person in respect of any cash or securities which is forfeited to Aeterna Zentaris or delivered to any public official pursuant to any applicable abandoned property or similar law.

Article 5
AMENDMENTS AND WITHDRAWAL

Section 5.01 Amendments to Plan of Arrangement

(a)	Aeterna Zentaris and Ceapro reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Aeterna Zentaris and Ceapro, (iii) filed with the Court and, if made following the Ceapro Meeting, approved by the Court, and (iv) communicated to Ceapro Securityholders if and as required by the Court or applicable Law.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Ceapro at any time prior to the Ceapro Meeting provided that Aeterna Zentaris shall have consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed) with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Ceapro Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Ceapro Meeting shall be effective only if: (i) it is consented to in writing by each of Aeterna Zentaris and Ceapro; and (ii) if required by the Court or applicable Law, it is consented to by the Ceapro Securityholders voting in the manner directed by the Court.

(d)	Notwithstanding Section 5.01(a) of this Plan of Arrangement, Aeterna Zentaris and Ceapro may, at any time following the Effective Time, amend, modify or supplement this Plan of Arrangement without the approval of the Ceapro Securityholders or the Court provided that each amendment, modification or supplement (i) must be set out in writing, (ii) must concern a matter which, in the reasonable opinion of each of Aeterna Zentaris and Ceapro is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (iii) is not adverse to the economic interests of any Former Ceapro Securityholders.

Section 5.02 Withdrawal

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon termination of this Plan of Arrangement pursuant to the terms of the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.

Article 6
MISCELLANEOUS

Section 6.01 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

Section 6.02 Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to the Ceapro Shares and Ceapro Options issued prior to the Effective Time;

(b)	the rights and obligations of the holders of Ceapro Shares and Ceapro Options and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Ceapro Shares and Ceapro Options shall be deemed to have been settled, compromised, released and determined without any liability except as set forth herein.